September 14, 2023

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Yong Kim, Karl Hiller, Claudia Rios, and Daniel Morris

Re: Responses to the Securities and Exchange Commission

Staff Comment dated September 12, 2023, regarding

1397468 B.C. Ltd.

Registration Statement on Form 20-F

Filed August 22, 2023

File No. 001-41788

Dear Sirs and Madams:

This letter responds to the written comment from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the September 12, 2023 letter regarding the above-referenced Registration Statement on Form 20-F (the "Form 20-F") of 1397468 B.C. Ltd. (the "Company", "we," "our," or "us") filed on August 22, 2023 with the SEC. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Form 20-F, responding to the Staff's comment.

For your convenience, the Staff's comment is included below. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 20-F.

Our response is as follows:

Registration Statement on Form 20-F filed August 22, 2023

Exhibits

Staff Comment No. 1.

We note your response to prior comment 2. Please file the agreements relating to the Gross Revenue Royalty and Water Rights Option with your next amendment.

Company's Response:

In response to the Staff's comment, we have filed the agreements relating to the Gross Revenue Royalty and Water Right Option as exhibits to the Form 20-F.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at 604-785-4453 or alexi.zawadzki@lithiumamericas.com, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376 or guttman.james@dorsey.com.

Sincerely, 1397468 B.C. Ltd.

/s/ Alexi Zawadzki

Alexi Zawadzki

cc:    James Guttman, Dorsey & Whitney LLP